SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipolito Yrigoyen 440, 3rd Floor, (1001)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of summaries of the agenda of the Annual and a Special General Shareholders’ Meeting to be held on October 31, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores on October 10, 2003.

CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA, registered with the “Registro Público de Comercio” on 19/02/37 under Nº26, fº2 Bº45 of National By-Laws, calls an Annual and a Special General Shareholders’ Meeting, to be held on 31st October 2003 at 11:00 A.M., outside the legal domicile of the corporation, in Hipólito Yrigoyen 476 2º Floor City of Buenos Aires, complying with the agenda hereinbelow described:

1.	Appointment of two shareholders for the ratification and subscription of the minutes of the meeting.

2.	Review of the documentation provided under section 234 sub-section 1º of the Act N°19.550, concerning the fiscal year ended on 30th June, 2003.

3.	Analysis of the Personal Asset Tax to the shareholders.

4.	Analysis and consideration of the outcome of the fiscal year concluded on 30-6-03, which resulted in a $65,024,961 profit.

5.	Analysis of the Board of Directors’ performance.

6.	Analysis of the Supervisory Commission’s performance.

7.	Analysis of the Board of Directors’ fees corresponding to the fiscal year concluded on 30th June, 2003, whose total income amounted to $3,733,973.-, at an excess of $3,135,834 over the five per cent (5%) margin of profits pursuant to section 261 of the Act Nº19.550 and to the Rules set by the “Comisión Nacional de Valores” (National Securities Commission), considering the amount proposed for the allocation of the dividends.

8.	Analysis of the Supervisory Commission’s fees corresponding to the fiscal year concluded on 30th June, 2003.

9.	Setting of the number and appointment of Regular and Alternate Members of the Board of Directors, if it were deemed appropriate.

10.	Appointment of the Regular and Alternate Members of the Supervisory Commission.

11.	Appointment of a Registered Accountant for the following fiscal year and fixing of his/her fee.

12.	Analysis of the possible adhesion to the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Resolution 677/2001 concerning Clarity and Better Practices for Capital Markets. Reform of the corporation’s By-Laws, should it be pertinent.

13.	Analysis of the approval of the Auditing Committee’s body of rules ratified by the Board of Directors. Delegations.

N/B: The “Caja de Valores S.A.”, located at 25 de Mayo 362 Capital Federal, keeps a record of the corporation’s registered shares. In order to be able to attend the Meeting, shareholders shall need a certificate of the registered shares’ account, to be deposited in Hipólito Yrigoyen 460 3º Floor Federal Capital, from 10:00 A.M. to 5:00 P.M. by 27th October of the present year. The Corporation shall issue the depositing shareholders the pertinent certificates for admission at the Meeting. The Meeting shall have the condition of Extraordinary in order to deal with items 3), 12) and 13), requiring a 60% quorum. THE BOARD OF DIRECTORS.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ SAÚL ZANG

Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: October 10, 2003